Exhibit 99.4

As of August 30, 2024

Board of Directors

Denali Capital Acquisition Corp. (NASDAQ: DECA)

437 Madison Avenue 27th Floor

New York, NY 10022

Re: Opinion of Value of the Proposed Transaction Among DENALI CAPITAL ACQUISITION CORP. (NASDAQ: DECA). and SEMNUR PHARMACEUTICALS, INC.

Dear Denali Board of Directors:

We understand that Denali Capital Acquisition Corp., a Cayman Islands corporation and special purpose acquisition company, (NASDAQ: DECA or the “Company”) and Semnur Pharmaceuticals, Inc., (“Semnur”), a wholly owned subsidiary of Scilex Holding Company (NASDAQ: SCLX or “Scilex”), (together referenced as the “Parties”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), and as outlined in the corresponding Letter of Intent dated July 02, 2024, pursuant to which both Parties intend to create a single publicly traded biopharma company to further provide investment into Semnur for the development of a non-opioid product, SP-102. Following the consummation of the Merger Agreement which provides for, among other things, the merger (the “Merger” and, together the “Transaction”), the Parties intend to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which would include a proxy statement/prospectus, and each party would file other documents regarding the proposed transaction with the SEC.

Our understanding of the Parties is summarized as follows

i.

Semnur Pharmaceuticals, Inc. is a clinical-late stage specialty pharmaceutical company focused on the development and commercialization of a novel non-opioid pain therapies. Semnur’s lead program, SP-102, is the first non-opioid novel gel formulation administered epidurally in development for patients with moderate to severe chronic radicular pain/sciatica.

ii.

Scilex Holding Company is an innovative revenue-generating company focused on acquiring, developing and commercializing non-opioid pain management products for the treatment of acute and chronic pain. Scilex targets indications with high unmet needs and large market opportunities with non-opioid therapies for the treatment of patients with acute and chronic pain and are dedicated to advancing and improving patient outcomes. Scliex’s commercial products include: (i) ZTildo® (lidocaine topical system) 1.8%, a prescription of lidocaine topical product approved by the U.S. Food and Drug Administration (the “FDA”) for the relief of neuropathic pain associated with postherpetic neuralgia, which is a form of post-shingles nerve pain; (ii) ELYXYB®, a potential first-line treatment and the only FDA-approved, ready-to-use oral solution for the acute treatment of migraine, with or without aura, in adults; and (iii) Gloperba®, the first and only liquid oral version of the anti-gout medicine colchicine indicated for the prophylaxis of painful gout flares in adults.

Board of Directors August 30, 2024 Page 2

iii.

Denali Capital Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Our understanding of the Transaction may be summarized as follows:

i.

Semnur Pharmaceuticals, Inc., a wholly owned subsidiary of Scilex Holding Company, and Denali Capital Acquisition Corp. announce signing of a letter of intent for a proposed business combination, which provides for a pre-transaction equity value of Semnur of up to $2.0B;

ii.	The Structure of the Transaction shall take into consideration the following:

a.

The Merger shall result in the formation of a publicly traded biopharma company and further provide investment into Semnur for the development of a non-opioid product, SP-102 (10 mg injectable dexamethasone sodium phosphate viscous gel) or SEMDEXATM, a Phase 3 novel non-opioid, viscous gel formulation of a widely used corticosteroid for epidural injections to treat lumbosacral radicular pain, or sciatica, with FDA Fast Track status.

b.

Anticipated proceeds from the proposed business combination are expected to partially fund Semnur’s lead program, SP-102, and a final Phase 3 study in connection with a potential New Drug Application filing with the FDA.

c.	Scilex is expected to be the majority holder of the combined company following completion of the proposed business combination.

d.

As previously disclosed, the Board of Directors of Scilex approved a resolution to authorize a potential dividend of up to 10% of the Scilex’s ownership interest in Semnur in connection with certain transactions, including a merger, subject to the registration of Semnur’s common stock (or such securities, property or other assets into which or for which such stock may be exchanged or converted in such a transaction) with the SEC.

e.	The letter of intent contemplates the combined company changing its name to Semnur Pharmaceuticals, Inc. and being led by Scilex and Semnur’s current management team.

Board of Directors August 30, 2024 Page 3

In connection with our opinion, among other things, we have: (i) relied on representations of members of the management of DECA, that the financial terms of the Transaction have been set as described above; (ii) held conference calls with certain members of the management of DECA, to discuss the transaction and related matters, including DECA’s assets, business and operations, DECA’s strategic plans for the Company’s asset portfolio, and projections for the Company’s asset portfolio; (iii) reviewed research and technical documents provided by DECA relating to the business and prospects of the Company’s asset portfolio; (iv) reviewed certain marketing materials provided to us by DECA, including market size and projections performed internally; (v) reviewed proprietary and publicly available information relating to market size and potential cash flows of the Company’s asset portfolio; (vi) reviewed the financial terms of certain other recent transactions involving companies that we deemed generally comparable to DECA and the Transaction; (vii) reviewed publicly available information for companies we have determined to be comparable to DECA; (viii) reviewed asset listings and historic asset valuations provided by DECA; and (ix) conducted such other studies, analyses, inquiries, and investigations as we deemed appropriate.

In connection with our opinion of value, with your permission and without any independent verification (a) we have assumed that the documents to be prepared and used to effect the Transaction will do so on the terms set forth by representations of members of the management of DECA, and that the financial terms of the Transaction have been set as described above, without material modification, (b) we have relied on the accuracy and completeness of all the financial and other publicly available information reviewed by us or that was furnished or otherwise communicated to us by DECA.

We have reviewed estimations and projections relating to the markets for the Company’s asset portfolio provided to us by DECA in light of other information available to us, as well as the discussions we have conducted with the Management teams of DECA, and other industry sources. Independent of the foregoing, we have assumed that such projections relating to the Company’s asset portfolio were reasonably prepared based on assumptions reflecting the best currently available estimates and good-faith judgments of management teams of DECA as to the most likely future performance of the Company’s asset portfolio and that the management team of DECA do not have any information or belief that would make any such projections incomplete or misleading. We have not independently verified the accuracy or completeness of any of the information provided to us or obtained by us from publicly available sources and do not take any responsibility with respect to any such information. We have not made an independent valuation or appraisal of the assets in consideration and have not been furnished with any such recent valuations or appraisals. We have also assumed that the transaction will be consummated in a timely manner without any regulatory limitations, restrictions, conditions, amendments, or modifications that collectively would have an adverse effect on the business prospects and projections concerning the Company’s asset portfolio and that there has been no material change in the business, condition or prospects of the Company’s asset portfolio since the respective dates of the information provided to us.

We do not express any opinion as to the price or range of prices at which the Denali Capital Acquisition Corp. Ordinary Shares might trade subsequent to announcement of the Merger or prices or range of prices at which the shares of the Denali Capital Acquisition Corp. Ordinary Shares, or post-merged Stock will trade after consummation of the Merger.

Board of Directors August 30, 2024 Page 4

Makamer, Inc. (“Makamer”) and their affiliate CB Capital Partners (“CB Capital”) may be engaged by DECA to provide certain investment banking and financial advisory services for which we received our customary fees. In the ordinary course of business, Makamer and CB Capital and/or its Broker-Dealer might actively trade the securities of that of DECA, post-merged Semnur Common Stock, for our own account and for the account of our customers and, accordingly, might at any time hold a long or short position in those securities.

We have not been requested to, and did not, solicit third-party indications of interest in acquiring all or any portion of the stock DECA. Furthermore, we have not participated in the negotiation of the transaction, provided any legal or other advice regarding the transaction or advised you with respect to any possible alternatives to the transaction.

It is understood that this letter is provided to DECA for its sole use in considering the proposed Transaction. This opinion of value does not constitute a recommendation to DECA or any holders of ordinary shares of DECA as to how to pursue the transaction. This opinion of value does not address DECA’s underlying business decision to pursue the Transaction, the relative merits of the transaction as compared to any alternative business strategies that might exist for DECA or the effects of any other transaction in which DECA might engage. This letter is not to be used for any other purpose, or to be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent. Our opinion is subject to the assumptions and conditions contained in this letter and is necessarily based on economic, market, and other conditions, and the information made available to us, as of the date of this letter. We assume no responsibility, and do not intend, to update or revise our opinion based on circumstances or events occurring after the date of this letter.

Based upon and subject to the foregoing, as of August 14, 2024, we have arrived at the following valuation range for the aforementioned acquired assets, from a financial point of view, of between $2.001 B and $2.554 B, and from a financial point of view, the Transaction is a fair one.

Very truly yours,

MAKAMER, INC.	CB CAPITAL PARTNERS, INC.